Exhibit 99.1

SSLJ.com Limited to Commence Trading on The NASDAQ Capital Market Under the Symbol “SSLJ”

Company to Ring the Nasdaq Stock Market Opening Bell on Feb. 5, 2018

WUHAN, China, February 5, 2018/PRNewswire/ -- SSLJ.com Limited (NASDAQ: SSLJ) (the “Company”), a vertically integrated O2O home decoration service and product provider in China, today announced that its Class A ordinary shares will commence trading on The Nasdaq Capital Market on February 5, 2018 under the ticker symbol “SSLJ.” To celebrate the Company’s Nasdaq listing, the Company plans to participate in the Nasdaq Stock Market Opening Bell Ceremony at the Nasdaq MarketSite Studio in Times Square, New York City on February 5, 2018.

On January 31, 2018, the Company completed the first closing of its initial public offering (“IPO”) of 3,819,892 Class A ordinary shares at a price to the public of $5.00 per share for a total of $19,099,460 in gross proceeds before expenses and underwriting commissions. On February 2, 2018, the Company completed the second closing of its IPO of 180,108 Class A ordinary shares at the same price. The Company received $20,000,000 in total gross proceeds before expenses and underwriting commissions. The Company has sold an aggregate of 4,000,000 Class A ordinary shares, and completed the IPO at the maximum offering amount.

The registration statement relating to the securities being sold in the IPO was declared effective by the Securities and Exchange Commission ("SEC") on January 3, 2018. This offering was made only by means of a prospectus. A copy of the final prospectus relating to this IPO may be obtained from: Boustead Securities, LLC, Attention: Equity Capital Markets, 6 Venture, Suite 325, Irvine, CA 92618 USA, offerings@boustead1828.com, or by telephone at +1 949 502 4409. Ellenoff Grossman & Schole LLP acted as counsel to the Company. Ortoli Rosenstadt LLP acted as counsel to Boustead Securities, LLC, the underwriter.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

For further information on the Company's SEC filings please visit: www.sec.gov.

About SSLJ.com Limited
SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes' interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi'an. For more information, please visit http://www.sslj.com/.

About Boustead Securities, LLC
Boustead Securities, LLC ("Boustead") is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead's core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the listing of the Company's Class A ordinary shares on NASDAQ. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited Contact:

Ms. Wing Chuen Rhoda Lau, CFO
Phone: +8627-8366-8638

Email: ir@sslj.com

Investor Contact:

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

Boustead Securities, LLC Contact:
Dan McClory, Managing Director, Head of China, and Head of Equity Capital Markets
Phone: +1 (949) 502-4408
Email: dan@boustead1828.com